Exhibit 3.1

SUNOCO, INC. BYLAWS

Amendment No. 2008-1

(effective February 7, 2008)

The Sunoco, Inc. Bylaws are amended by deleting the current Section 1 in Article 1, and replacing it with the following:

Membership and Term of Office

Section 1. The business and affairs of the Corporation shall be managed by a Board of Directors consisting of the number of Directors as may from time to time be determined by the Board, except that it shall not consist of less than five members. Directors need not be residents of the state of the Commonwealth of Pennsylvania.

Except as hereinafter provided in the case of vacancies, directors shall be elected by ballot at the annual meeting of shareholders and shall hold office for one year and until successors are duly elected and qualified, or until earlier resignation or removal. In an uncontested election, if a nominee for director who is an incumbent director does not receive the vote of at least a majority of the votes cast at any meeting for the election of directors at which a quorum is present and no successor has been elected at such meeting, the director will promptly tender his or her resignation to the Board. In an uncontested election, if a nominee for director who is not an incumbent director does not receive the vote of at least a majority of the votes cast at any meeting for the election of directors at which a quorum is present, the nominee will be deemed to have been elected to the Board and to have immediately resigned. For purposes of this Section 1 of Article 1, a majority of votes cast means that the number of shares voted “for” a director’s election exceeds 50% of the number of votes cast with respect to that director’s election. Votes cast include votes to withhold authority in each case and exclude abstentions with respect to that director’s election (to the extent that abstentions are permitted). In a contested election, directors shall be elected by plurality vote.

To be eligible to stand for election, each person who agrees to be nominated must also agree, in writing, to be bound by the provisions of this Section 1 of Article I.

The Governance Committee will make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The Governance Committee in making its recommendation, and the Board in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Governance Committee or the decision of the Board with respect to his or her resignation. If such incumbent director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.

If a director’s resignation is accepted by the Board, or if a nominee for director who is not an incumbent is deemed to have been elected and to have immediately resigned, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Article I, Section 2 of these Bylaws or may decrease the size of the Board pursuant to the provisions of Article I, Section 1 of these Bylaws.

This Bylaw will be summarized or included in each proxy statement relating to an election of directors of the Corporation.